3-1-02

877691

02016408

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 1, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

TELECOM

FOR IMMEDIATE RELEASE

Market Cap: $2.4 billion
(February 27, 2002)

Contacts:
Pedro Insussarry
Elvira Lazzati
Telecom Argentina
(54-11) 4968-3627/3626

Kelly Keisling/ Gia Podobinski
Golin/Harris International
(212) 697-9191

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. ANNOUNCES CONSOLIDATED ANNUAL RESULTS AND DIVIDEND PROPOSAL FOR FISCAL YEAR 2001

Buenos Aires, February 27, 2002– Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO), **one of Argentina's largest companies, today announced** that the Board of Directors of the Company in the meeting held today has approved the summary information, the financial statements, and further documentation that corresponds to the fiscal year ended December 31, 2001.

1) The net earnings for the fiscal year ended December 31, 2001 amounted to $47 million corresponding integrally to ordinary results.

2) The composition of the Shareholders' Equity as of December 31, 2001 is as follows:

	In million of $
Shareholders' Contributions:	
Capital	984
Adjustments to Capital	848
Subtotal	1.832
Earnings:	
Legal Reserves	124
Unappropriated retained earnings	414
Subtotal	538
Total Shareholders' Equity	2.370

3) The Board of Directors has proposed to transfer to the new fiscal year the unappropriated earnings in the excess amount of the constitution of the legal reserve.

4) The Board of Directors has not proposed to the Shareholders Meeting any earnings capitalization, capital adjustments, or other concepts.

5) The composition of ownership of the capital stock as of December 31, 2001 is as follows:

Holder	Class of Share	Amount	% of capital
Nortel Inversora (controlling corporation)	A	502.034.299	51,00
Nortel Inversora (controlling corporation)	B	36.832.408	3,74
AFJP (*)	B	127.773.613	12,98
Minority shareholders through public offer	B	271.717.971	27,60
Private Ownership Program	C	46.022.687	4,68
	Total	984.380.978	100,00

(*) in accordance to that informed by the Superintendence of AFJP.

****

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government's transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom's common stock. Nortel is a holding company controlled by a consortium comprised of the Telecom Italia group, with 50% of the common stock of Nortel, and the France Telecom group with the remaining 50%.

On December 31, 2001, Telecom had 984,380,978 shares outstanding.

****

Juan Carlos Masjoan
President

****

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the "pesification" of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company's financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: March 1, 2002

By: ______________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer